SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on $20.6 Million Flow-Through Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 2, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

FNX MINING ANNOUNCES CDN $20.6 MILLION FLOW-THROUGH
PRIVATE PLACEMENT

Toronto: June 2, 2004 - FNX Mining Company Inc. (FNX - TSX and AMEX) is pleased to announce that it has entered into an agreement with a syndicate of agents to complete a guaranteed private placement of 2,500,000 flow-through common shares at a price of Cdn $8.25 per common share for aggregate gross proceeds of Cdn $20,625,000.  FNX plans to use the gross proceeds of this financing to fund its pro rata share of the recently announced Cdn $30 million advanced exploration program on the Corporation's 75% owned Sudbury Joint Venture Norman Property.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

These securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,